June 17, 2010
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

Re:	Dr. Reddy’s Laboratories Limited (“Dr. Reddy’s” or “we”) Form 20-F for Fiscal Year Ended March 31, 2009 Letter from Securities and Exchange Commission dated June 8, 2010 File No. 001-15182
Dear Mr. Rosenberg:
Reference is made to the follow-on comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated June 8, 2010 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”).
Our counsel, Budd Larner, P.C., made certain representations on our behalf in letters to you dated April 9, 2010 and June 17, 2010. We understand that you have requested that these representations be made directly by Dr. Reddy’s.
Accordingly, in connection with the aforementioned letters dated April 9, 2010 and June 17, 2010, Dr. Reddy’s hereby acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to our SEC filings; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Should you have any concerns or questions, please call me at the number listed above.
Respectfully submitted,
Dr. Reddy’s Laboratories Limited

By:	/s/ Umang Vohra Umang Vohra Chief Financial Officer

cc:	V.S. Suresh (Dr. Reddy’s) James F. Fitzsimmons, Esq. (Budd Larner) Jonathan Gray, Esq. (Budd Larner)